1095 Avenue of the Americas New York, NY 10036-6797 +1 212 698 3500 Main +1 212 698 3599 Fax www.dechert.com
Allison M Fumai allison.fumai@dechert.com +1 212 698 3526 Direct +1 698 698 3599 Fax

June 26, 2024

Securities and Exchange Commission

Judiciary Plaza

100 F Street, NE

Washington, D.C. 20549

Attention: Michael A. Rosenberg

Re:	Morgan Stanley Institutional Fund, Inc. (the “Registrant”)
(File No. 33-23166; 811-05624)

Dear Mr. Rosenberg:

Thank you for your telephonic comments regarding the Registrant’s registration statement on Form N-1A relating to certain changes to the Global Sustain Portfolio (to be renamed Global Stars Portfolio, the “Fund”) filed with the Securities and Exchange Commission (the “SEC” or “Commission”) on April 30, 2024 (“Post-Effective Amendment 261”). The Registrant has considered your comments and has authorized us to make responses, changes and acknowledgements discussed below relating to the Registrant’s registration statement on its behalf. Below, we describe the changes made to the registration statement in response to the comments of the Commission staff (the “Staff”) and provide any responses to or any supplemental explanations of such comments, as requested. These changes are expected to be reflected in Post-Effective Amendment No. 262 to the Registrant’s registration statement on Form N-1A (the “Amendment”).

Comment 1.          The Staff notes that the term “Stars” in the Fund’s name may be misleading as it could suggest that the securities comprising the Fund’s portfolio are more advantageous than other securities. Accordingly, please delete the term “Stars” from the Fund’s name or otherwise explain how the Fund complies with Section 35(d) of the Investment Company Act of 1940 (the “1940 Act”).

Response 1. The Registrant respectfully declines to change the name of the Portfolio.

Section 35(d) of the 1940 Act prohibits a registered investment company from adopting as part of its name any word or words that the Commission finds are materially deceptive or misleading. To the Registrant’s knowledge, the Commission has not made such a finding, nor does the Registrant believe that the facts in this circumstance would support such a determination. In adopting Rule 35d-1, the SEC stated that “[i]n determining whether a particular name is misleading, the [Staff] will consider whether the name would lead a reasonable investor to conclude that the company invests in a manner that is inconsistent with the company’s intended investments or the risks of those investments.” See Investment Company Names, Investment Company Act Release No. 24828 (Jan. 17, 2001). The Registrant believes that the term “Stars” in the Fund’s name would not lead a reasonable investor to conclude that the Fund invests in a manner that is inconsistent with the company’s intended investments or the risks of those investments because the name does not connote a particular investment emphasis and could reasonably have different meanings to different investors and, particularly when viewed in the context of the Fund’s principal investment strategies, is not misleading.

However, to further clarify the intended meaning of the term “Stars,” the sections of the Fund’s prospectus entitled “Fund Summary—Principal Investment Strategies” and “Details of the Fund—Process” will be revised in the Amendment as follows (additions denoted in bold and underline):

The Adviser and/or the Fund’s “Sub-Adviser,” Morgan Stanley Investment Management Limited (“MSIM Limited”), seek to identify securities of issuers located throughout the world that they believe are “Stars,” which for this purpose are growth-oriented high quality compounders, that is, high quality companies characterized by difficult to replicate intangible assets (such as intellectual property, brands, or network effects) with a large growth opportunity and high returns on incremental operating capital employed. The Adviser and/or Sub-Adviser also seek to identify capable management teams able to allocate incremental capital effectively to grow the franchise, maintain the intangible assets and sustain or improve returns on operating capital.

Comment 2.          Consistent with the Staff’s position regarding funds with “Global” in their name, please describe how the Fund will invest its assets in securities that are tied economically to a number of countries throughout the world. For example, the Fund could include a policy that, under normal market conditions, it will invest at least 40% of its assets in companies organized or located in multiple countries outside the United States, or companies doing a substantial amount of business in countries outside the United States. See footnote 42 to Investment Company Act Release No. IC-24828 (Feb. 1, 2001).

Response 2. The Registrant confirms that the Fund expects to invest a substantial portion of its assets in the securities of issuers located in multiple countries throughout the world. Consistent with footnote 42 to the release adopting Rule 35d-1 (Release No. IC-24828, January 17, 2001), the Fund intends to invest its assets in investments that are economically tied to a number of countries throughout the world.

The Registrant believes that the disclosure included in the section of the Fund’s prospectus entitled “Details of the Fund— Approach,” that the Adviser and/or Sub-Adviser invests primarily in companies “located throughout the world, including developed and emerging market countries” (emphasis added) is sufficient and respectfully declines to make changes to this disclosure.

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Comment 3.         Please supplementally inform the Staff why the Board of Directors of the Registrant (the “Board”) believes the changes reflected in Post-Effective Amendment 261 are consistent with its fiduciary duties and are in the best interests of the Fund’s shareholders. In your response: (i) explain in detail what information the Board considered, and how it weighed the information in arriving at its decision; (ii) explain in detail why the Board concluded that this approach was better for shareholders than other alternatives, such as liquidating the Fund and starting a new Fund; and (iii) support your explanation of the Board’s deliberations with data. For example, if cost was a consideration, provide data on the expected cost savings from the proposed changes, as compared with starting a new Fund.

Response 3. In connection with its meeting held on April 24-25, 2024, the Board, which is comprised solely of Directors who are not considered to be “interested person[s]” of the Registrant under the 1940 Act, considered and approved, among other matters relating to the Fund, the changes to the Fund’s name and investment process, as reflected in Post-Effective Amendment 261. In considering these proposed changes, the Directors reviewed information provided by Morgan Stanley Investment Management, Inc., the Fund’s adviser (the “Adviser”) and Morgan Stanley Investment Management Limited, the Fund’s sub-adviser (together with the Adviser, the “Advisers”), in advance of the meeting, including a presentation discussing the Advisers’ rationale for proposing the changes. In addition to considering the Advisers’ rationale for the proposal (including, among other factors, the Fund’s relatively small net asset level and the potential for increased growth opportunities), the Board also received and considered information regarding, among other things, the proposed investment process, including certain similarities and differences between the current and proposed investment strategies. In addition, the Board received and considered information regarding the portfolio transition, including estimated portfolio turnover, trading costs and tax implications. The Board discussed the proposed changes with representatives of the Adviser and Sub-Adviser during the meeting held on April 24-25, 2024.

The Board also considered that the Adviser agreed to reduce the advisory fees of the Fund from 0.70% of the portion of the average daily net assets not exceeding $500 million and 0.65% of the portion of the average daily net assets exceeding $500 million to 0.65% of the portion of the average daily net assets not exceeding $500 million and 0.60% of the portion of the average daily net assets exceeding $500 million. The Board also considered that, although there may be certain expenses associated with the implementation of these changes, the Adviser agreed to reduce its advisory fee and/or reimburse the Fund so that the total annual fund operating expenses, excluding acquired fund fees and expenses (as applicable), certain investment related expenses, taxes, interest and other extraordinary expenses (including litigation), will not exceed 0.80% for Class I, 1.15% for Class A, 1.90% for Class C and 0.75% for Class R6, which would represent a reduction of 0.10% for each share class relative to the Fund’s then-current expense cap.

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The Board considered that its approval of the proposed changes would provide shareholders the opportunity to continue to invest in the Fund and that shareholders would be sent advance notice of the changes and have a meaningful period of time prior to the effective date of the changes to decide whether to remain invested in the Fund or redeem their investment.

In evaluating the proposed changes, the Directors considered their duties under the 1940 Act, as well as under the general principles of state law, and the standards used by courts in determining whether investment company boards have fulfilled their duties. To assist the Directors in their deliberations, the Directors consulted with their independent legal counsel, including in executive session. In considering the approval of these changes, the Directors reviewed and evaluated the information and factors they believed to reasonably be necessary and appropriate in light of legal advice furnished to them by their independent legal counsel and through the exercise of their own business judgment. Individual Directors may have weighed certain factors or information differently, and the Board did not consider any single factor or information controlling in reaching its decision.

Based on the information presented, and other information and factors deemed relevant to each Director in the exercise of his or her business judgment, the Directors concluded that the proposed changes were in the best interest of the Fund’s shareholders and the Directors approved the proposed changes.

Comment 4.          Please explain why the Adviser believes these changes are consistent with its fiduciary duties to the Fund.

Response 4. The Registrant has confirmed with the Adviser that, based on the information presented and summarized in Response 3, among other considerations, the Adviser believes that these changes are consistent with its fiduciary duties to the Fund.

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Comment 5.          Please confirm whether the Fund has notified its shareholders of the changes to the Fund. If the Fund has notified its shareholders, please provide the Staff with a copy of the notice. If the Fund has yet to notify its shareholders, please inform the Staff of when the Fund plans to distribute such notice, and how it intends to do so.

Response 5. The Fund notified its shareholders of the changes to the Fund via a supplement, which was filed with the SEC on April 26, 2024, and a supplement which was filed with the SEC on April 30, 2024. The Registrant notes that the notice of these changes was transmitted to shareholders.

Comment 6.         What is the composition of the Fund’s shareholder base (e.g., affiliated v. unaffiliated, retail v. institutional, domestic v. foreign)? What percentage of the Fund’s shares are held by retail investors?

Response 6. As of the date of this letter, the Adviser held less than 1% of the Fund’s outstanding shares as seed capital. The remainder of the Fund’s shares as of such date were predominantly held through omnibus accounts for which the Fund does not have transparency as to the composition of the Fund’s shareholder base.

Comment 7.          Please explain in your response why making these changes in a post-effective amendment to the registration statement of an existing fund, as opposed to an amendment adding a new fund, is consistent with the text and policy of Rule 485(a) under the Securities Act of 1933, as amended (the “Securities Act”). Explain why you believe this does not provide an unfair competitive advantage over other registrants, which add new series under Rule 485(a)(2) pursuant to post-effective amendments that go effective in 75 days (as opposed to 60 days).

Response 7. The Registrant filed Post-Effective Amendment 261 to its registration statement pursuant to Rule 485(a)(1) to make these changes to the Fund’s principal investment strategies because the Fund is an existing portfolio of the Registrant. Rule 485(a)(2) provides for automatic effectiveness in seventy-five days for a post-effective amendment filed for the purpose of adding a new series of a registrant. In comparison, Rule 485(a)(1) provides for automatic effectiveness in sixty days for a post-effective amendment filed for purposes other than as set forth in Rule 485(a)(2). Accordingly, we believe filing a post-effective amendment under Rule 485(a)(1) to make these changes is effectively contemplated by the text of Rule 485(a).

We believe it would not have been appropriate for the Registrant to have filed a post-effective amendment under Rule 485(a)(2) under the Securities Act for this purpose as that provision provides for automatic effectiveness in seventy-five days for a post-effective amendment filed for the purpose of adding a new series of a registrant, which the Fund is not. We note that filings made pursuant to either Rule 485(a)(1) or Rule 485(a)(2) are subject to review by the Staff.

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We believe that the Registrant has not gained an unfair competitive advantage over other registrants because the changes to the Fund’s registration statement will have been publicly available for at least sixty days before effectiveness and the Registrant filed Post-Effective Amendment 261 pursuant to Commission rules regarding post-effective amendments to registration statements for a purpose other than adding a new series. Furthermore, we note that Rule 485(a)(1) is available to every registrant and Rule 485(a)(1) is regularly used by registrants to make material changes to registration statements for funds and making such a filing is consistent with long standing, accepted industry practice. Moreover, registrants that make filings pursuant to Rule 485(a)(2) for the purpose of adding a new series may request that the registration statement go effective before the seventy-fifth day after filing in accordance with Commission rules.

Comment 8.          Please inform the Staff in your response letter what percentage of the Fund’s current portfolio needs to be re-positioned as a result of these changes.

Response 8. The Registrant anticipates that approximately 40% of the Fund’s portfolio will be repositioned as a result of these changes.

Comment 9.          Please confirm whether any shareholders have contacted the Registrant, Fund or financial intermediaries regarding the changes to the Fund. If so, please describe the nature of such confirmations.

Response 9. As of the date of this letter, the Registrant is not aware of any shareholder contacting the Registrant or the Fund regarding the changes to the Fund. As of the date of this letter, the Registrant is also not aware of any such inquiries to financial intermediaries.

Comment 10.       With respect to footnote 1 to the Annual Fund Operating Expenses table for the Fund, please revise Class A shares’ maximum deferred sales charge (load) to reflect the contingent deferred sales charge (“CDSC”) of 1.00% imposed on Class A shares if a shareholder sells his/her shares within 12 months. The Staff notes that this CDSC must be disclosed within the Annual Fund Operating Expenses table and not a footnote to the table. See Instruction 2(a)(i) to Item 3 of Form N-1A.

Response 10. The Registrant respectfully acknowledges the comment. The Registrant will further consider this comment in connection with a future annual update.

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Comment 11.       The principal investment strategies of the Fund state that the Adviser and/or Sub-Adviser seeks “to identify securities of issuers located throughout the world that they believe are growth-oriented high quality compounders, that is, high quality companies characterized by difficult to replicate tangible assets (such as intellectual property, brands, or network effects) with a large growth opportunity and high returns on incremental operating capital employed. The Adviser and/or Sub-Adviser also seek to identify capable management teams able to allocate incremental capital effectively to grow the franchise, maintain the intangible assets and sustain or improve returns on operating capital.” Please define in plain English the terms “high quality” and “network effects.” Please also explain what factors the Adviser and/or Sub-Adviser consider when identifying “capable management teams” as part of pursuing the Fund’s principal investment strategies.

Response 11. For purposes of pursuing the Fund’s principal investment strategies, the Advisers define “high quality companies” to mean companies which are led by capable management, and that combine compelling revenue growth potential with strong franchises (i.e., intangible assets) and the term “network effects” refers to the principle that a greater number of buyers, sellers or users of a product will generate a proportionately greater offering value.

When assessing the capability of management teams for purposes of pursuing the Fund’s principal investment strategies, the Advisers specifically look for companies whose management has demonstrated a history of accurately identifying growth opportunity, and who capitalize on these opportunities by efficiently allocating free cash flow to protect and grow the business.

Comment 12.       Please consider revising the disclosure in the section of the Fund’s prospectus entitled “Fund Summary—Principal Investment Strategies” to include small- and mid-cap companies. The Staff notes that “Small and Mid Cap Companies” is included as a principal risk of the Fund.

Response 12. We respectfully acknowledge the comment; however, we believe that the sections of the Fund’s prospectus entitled “Fund Summary—Principal Investment Strategies,” “Fund Summary —Principal Risks—Small and Mid Cap Companies” and “Additional Information About Fund Investment Strategies and Related Risks—Small and Mid Cap Companies” appropriately disclose that small- and mid-cap company risk is a risk associated with the Fund’s principal investment strategies. However, in response to this comment, the following will be added to the sections of the Fund’s prospectus entitled “Fund Summary—Principal Investment Strategies” and “Details of the Fund—Process” in the Amendment: The Fund may invest in equity securities of companies of any market capitalization.

Comment 13.        Please supplementally confirm whether the Fund expects to invest in contingent convertible securities as a principal investment strategy and the amount of investment in such convertible securities. If the Fund expects to invest in contingent convertible securities, please consider what additional disclosure, if any, should be included in the prospectus.

Response 13. The Registrant confirms that the Fund does not expect to invest in contingent convertible securities as a principal investment strategy.

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Comment 14.       The principal investment strategies of the Fund state that the “Fund may concentrate its holdings in a relatively small number of companies.” Please provide a definition of “relatively small number of companies.”

Response 14. We respectfully acknowledge the comment; however, we believe that the current disclosure is appropriate.

Comment 15.       The section of the Fund’s prospectus entitled “Fund Summary—Principal Risks” suggests that the Fund may invest in foreign and emerging market securities. Please consider revising the section of the Fund’s prospectus entitled “Fund Summary—Principal Investment Strategies” to disclose that the Fund may invest in emerging market securities or, alternatively, explain why “Foreign and Emerging Market Securities” are described as principal risks to the Fund.

Response 15. The section of the Fund’s prospectus entitled “Fund Summary—Principal Investment Strategies” will be revised in the Amendment as follows (additions denoted in bold and underline):

The Adviser and/or the Fund’s “Sub-Adviser,” Morgan Stanley Investment Management Limited (“MSIM Limited”), seek to identify securities of issuers located throughout the world, including developed and emerging market countries, that they believe are growth-oriented high quality compounders, that is, high quality companies characterized by difficult to replicate intangible assets (such as intellectual property, brands, or network effects) with a large growth opportunity and high returns on incremental operating capital employed.

Comment 16.       The section of the prospectus entitled “Fund Summary—Principal Investment Strategies” states that “[t]he Fund’s equity investments, including depositary receipts, may include convertible securities.” Please consider revising the disclosure in the sections of the Fund’s prospectus entitled “Fund Summary—Principal Risks” and “Additional Information About Fund Investment Strategies and Related Risks” to account for the Fund’s investment in depositary receipts, to the extent disclosed in the Fund’s principal investment strategies.

Response 16. We note that the Fund’s prospectus discloses depositary receipts as an example of a type of equity security. The Registrant believes that the existing principal risk disclosures in the section of the Fund’s prospectus entitled “Fund Summary—Principal Risks” appropriately disclose risks associated with these investments (e.g., equity securities and foreign securities risks), particularly in light of the Fund’s currently anticipated exposure to such investments In addition, the section of the Fund’s prospectus entitled “Additional Information About Fund Investment Strategies and Related Risks—Depositary Receipts” includes specific risk disclosure with respect to depositary receipts Accordingly, we believe that the current disclosure is appropriate, particularly in light of the Fund’s expected investments in depositary receipts, and respectfully decline to implement changes in response to this comment at this time.

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Comment 17.       Please revise the disclosure in the sections of the prospectus entitled “Fund Summary—Principal Risks—Derivatives” and “Additional Information About Fund Investment Strategies and Related Risks—Derivatives” to include risks specific to the derivatives in which the Fund may invest.

Response 17. We respectfully acknowledge the comment; however, we believe the current disclosure is sufficient, particularly in light of the Fund’s expected derivatives usage. The Fund discloses that it may utilize foreign currency forward exchange contracts, which are derivatives, for currency hedging purposes as part of its principal investment strategies and discloses risks associated with its investments in foreign currency forward exchange contracts in the sections of the Prospectus entitled “Fund Summary—Principal Risks—Foreign and Emerging Market Securities” and “Additional Information About Fund Investment Strategies and Related Risks—Foreign Currency Forward Contracts.” The section of the Prospectus entitled “Additional Information About Fund Investment Strategies and Related Risks—Derivatives” also includes disclosures regarding risks associated other types of derivatives in which the Fund may invest.

Comment 18.       The first paragraph of the section of the prospectus entitled “Fund Summary—Performance Information” states that “[t]he Fund changed its name from Morgan Stanley Institutional Fund Inc. Global Sustain Portfolio to Morgan Stanley Institutional Fund Inc. Global Stars Portfolio effective [June 27, 2024].” Please revise this disclosure to clarify that, in addition to changing the Fund’s name, the Fund had changed its investment strategy from an ESG-focused strategy to one that considers ESG as only one of many factors.

Response 18. The following will be added to the section of the Fund’s prospectus entitled “Fund Summary—Performance Information” in the Amendment: Effective June 27, 2024, the Fund’s principal investment strategies changed. The performance information in the bar chart and table prior to that date reflects the Fund’s prior principal investment strategies.

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Comment 19.       The section of the prospectus entitled “Additional Information About Fund Investment Strategies and Related Risks—ESG Investment Risk” suggests that the Fund adheres to “its ESG criteria and [applies] related analyses” when selecting investments. Please briefly identify examples of ESG criteria considered by the Adviser when selecting investments and disclose that, if accurate, an investment could be made in a company that scores poorly in ESG if it scores strongly in other non-ESG factors.

Response 19. We respectfully acknowledge the comment; however, we believe the current disclosure is sufficient.

Comment 20.        Please consider including disclosure in the section of the statement of additional information entitled “Performance Information” to clarify that, in addition to changing the Fund’s name, the Fund had changed its investment strategy from an ESG-focused strategy to one that considers ESG as only one of many factors.

Response 20. The following will be added to the section of the Fund’s statement of additional information entitled “Performance Information” in the Amendment: Effective June 27, 2024, the Fund’s principal investment strategies changed. The performance information in the tables below prior to that date reflects the Fund’s prior principal investment strategies.

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If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 698-3526 (tel). Thank you.

Best regards,

/s/ Allison Fumai
Allison Fumai

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